Mail Stop 3561

April 11, 2007

Mr. Jonathan Furer
Chief Executive Officer
Arcade Acquisition Corp.
c/o Arcade Partners, LLC
62 La Salle Road, Suite 304
West Hartford, Connecticut 06107

       Re: Arcade Acquisition Corp.
             Amendment No. 1 to Registration Statement on
             Form S-1
             Filed on March 28, 2007
             File No. 333-140814

Dear Mr. Furer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter of March 23, 2007. Please describe in more detail the current market factors taken into account in determining the amount to be held in trust. For example, were any of these market factors in relation to a particular industry?

2.   We note your response to comment two from our previous letter and we reissue in part our prior comment. Please provide clear disclosure throughout that this will make it easier for a business combination to be approved. Please add any relevant risk factors.

3.   We note your response to comment five from our previous letter and we reissue in part our prior comment. Please discuss in more detail the procedures involved in tendering the shares. Please revise as applicable, the summary, risk factors and business sections as follows:

- Contrast your procedures for redemption with the redemption process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC redemption election where the shares are tendered after the business combination.

- Provide disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion.

- Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting when there is no guarantee that redemption will occur, and the basis for making this a requirement of the redemption.

- Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

- Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their redemption rights must tender physical certificates prior to the stockholder meeting.

- Please include any relevant risk factors.

Prospectus Summary, page 1

Escrow of existing stockholders' securities, page 10

4.   We note your supplemental response to comment fifteen from our previous letter. Please include the text of your response in the disclosure of your prospectus.

Risks Associated with the Offering, page 21

5.   Given that the warrants may expire worthless if there is no effective registration
        statement, there would appear to be the risk that a purchaser may pay the full unit
        purchase price solely for the shares underlying the unit. Please revise your
        disclosures accordingly, or tell us why you believe that no revisions are required.

Financial Statements, page F-1

Note A – Description of Organization and Business Operations, page F-7

6.   Please revise your disclosures to discuss the agreement with your existing
     stockholders to cancel up to 195,300 shares under certain circumstances. Describe
     the major provisions of the agreement and its possible effects upon the financial
     statements.

Note E – Commitments, page F-9

7.   We note that your risk factor disclosure on page 15 states that there are 23 blank
     check companies that have completed a business combination. Please tell us how
     you selected the 16 companies that were used in your determination of volatility, and
     explain the reasons why the other blank check companies that had completed
     business combinations were excluded from your analysis. Alternatively, revise your
     calculation to include all blank check companies that have completed a business
     combination.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Fran Stoller, Esq.
        Fax: (212) 214-0706